GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR OCTOBER 2022 Signy, Switzerland, November 10, 2022 Fresh data from Global Blue reveals that the dynamic recovery for Tax Free Shopping has been accelerating across Asia Pacific, while remaining solid in Continental Europe. In Continental Europe, issued Sales in Store like-for-like reached a recovery of 102%1 in October vs. the same period in 2019. Restated for the Golden Week impact2, the recovery would have been 111%1 in line with September trends. US nationals and Gulf Corporation Council citizens continue to lead this recovery. In Asia Pacific, the dynamic recovery has significantly improved, reaching 68%1 in October vs. the same period in 2019, with no Golden Week basis effect. In Japan, recovery accelerated steadily after the removal of all sanitary measures. Recovery in Continental Europe remains on solid footing In Continental Europe, recovery continues to stay solidly above 2019 levels. It reached 102%1 in October 2022 vs. 2019. Within reopened travel corridors3, the recovery reached 151%1. In terms of origin markets, Global Blue data shows a strong dynamic recovery across all nationalities. Recovery for US nationals remains strong with a recovery of 262%1 vs. the same period in 2019. For Gulf Cooperation Council citizens, recovery is equally strong at 256%1 vs. the same period in 2019. For both nationalities, a stable recovery of traffic and strong currencies against the euro continue to fuel their lead in the recovery. Even with the absence of Chinese nationals, most destination markets in Europe continue to remain firm. The recovery was predominantly led by Portugal at 152%1, Greece at 142%1, France at 130%1, and Italy at 98%1. Recovery in Asia Pacific picks up momentum In Asia Pacific, the recent abolition of sanitary measures in Japan and South Korea has led to positive developments with October recovery reaching 68%1 vs. the same period in 2019, Within reopened travel corridors3, the recovery reached 107%1. 1 Recovery rate is equal to 2022 Issued Sales In Store divided by 2019 Issued Sales In Store, like-for-like (ie: at constant merchant scope and exchange rates). 2 Golden Week impact restatement: 2019 basis of comparison restated to have a comparable nationality mix in October and September, removing the seasonal holiday peak linked to Golden Week Chinese holiday season 3 Open corridor is defined as a travel line between 2 countries, where there is no more sanitary or visa restrictions to go in the destination country and to come back in the origin country.

In terms of **destination markets**, Japan is leading the recovery with 68%[1]. Thanks to the removal of sanitary restrictions and a weak currency, recovery in Japan exceeded 2019 levels for all nationalities (except Chinese citizens). After Japan, recovery was closely followed by both Singapore and South Korea at 67%[1].

APPENDIX

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia include: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia include: Japan, Korea

YTD Data

Issued SIS L/L recovery[4] (in % of 2019)	October 2022	Q3 2022	July 2022	Q2 2022	Q1 2022
Continental Europe	102%	101%	95%	75%	53%
Asia Pacific	68%	51%	52%	39%	16%
TOTAL	93%	89%	85%	65%	40%

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, September 2022, Source: Global Blue

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[4] *Recovery rate is equal to 2022 Issued Sales In Store divided by 2019 Issued Sales In Store, like-for-like (ie: at constant merchant scope and exchange rates)*